Exhibit 99.60

FINANCIAL HIGHLIGHTS

(thousands of Canadian dollars and units, except per unit amounts and as indicated)

For the years ended December 31,	2005	2004	Variance

INCOME STATEMENT
Oil and natural gas sales (5)	$779,630	$517,081	51%
Cash flow (1)	$398,003	$236,245	68%
Per unit – basic and diluted (2)	$3.84	$2.68	43%
Per boe	$29.48	$20.54	44%
Cash distributions paid per unit	$1.95	$1.92	2%
Payout ratio (6)	51%	73%	(30)%
Net income	$210,668	$74,359	183%
Net income per unit
Basic	$2.03	$0.84	142%
Diluted	$2.03	$0.84	142%

UNITS AND EXCHANGEABLE SHARES OUTSTANDING (2)
Weighted average	103,660	88,169	18%
Diluted	103,724	88,292	17%
At year-end	117,561	100,451	17%

BALANCE SHEET
Working capital (deficit) (3)	$31,897	$(49,310)	165%
Property, plant and equipment, net	$1,777,922	$1,246,694	43%
Total assets	$2,267,119	$1,486,412	53%
Long-term debt	$462,783	$214,414	116%
Unitholders’ equity	$1,385,343	$1,026,526	35%

MARKET CAPITALIZATION, as at December 31	$2,408,816	$1,568,036	54%

TOTAL CAPITALIZATION, as at December 31 (3), (4)	$2,839,702	$1,831,760	55%

TRUST UNIT TRADING (TSX: PTF.UN)
High ($CDN)	$23.31	$19.24	21%
Low ($CDN)	$15.50	$14.52	7%
Close ($CDN)	$20.49	$15.61	31%
Average daily volumes	210	216	(3)%

TRUST UNIT TRADING (AMEX: PTF)
High ($US)	$19.88	$14.96	33%
Low ($US)	$12.66	$10.95	16%
Close ($US)	$17.64	$13.04	35%
Average daily volumes	559	476	17%

(1)             Cash flow before net changes in non-cash operating working capital
(Non-GAAP measure, see special notes in the Management’s Discussion and Analysis).

(2)             See Note 9 to the Consolidated Financial Statements.

(3)             Excludes net unrealized gains/losses on commodity contracts.

(4)             Total capitalization equals market capitalization plus net debt
(Non-GAAP measure, see special notes in the Management’s Discussion and Analysis).

(5)             Prices and revenue are before realized gains/losses on commodity contracts and before transportation costs.

(6)             Cash distributions paid divided by cash flow before capital reinvestment.

OPERATIONAL HIGHLIGHTS

(thousands of Canadian dollars, except per unit amounts and as indicated)

For the years ended December 31,	2005	2004	Variance

DAILY PRODUCTION
Oil (bbls)	18,264	15,084	21%
Natural gas (mmcf)	98.1	84.5	16%
Natural gas liquids (bbls)	2,383	2,262	5%
BOE (6:1)	36,991	31,429	18%

Total annual production (mboe)	13,501	11,503	17%

PRODUCTION PROFILE
Oil	49%	48%
Natural gas	45%	45%
Natural gas liquids	6%	7%

AVERAGE PRICES (1)
Oil (per bbl)	$61.54	$48.83	26%
Natural gas (per mcf)	$9.02	$6.87	31%
Natural gas liquids (per bbl)	$52.98	$41.96	26%
Per BOE (6:1)	$57.71	$44.93	28%

CASH OPERATING NETBACK PER BOE (2)	$32.05	$23.01	39%

PROVEN PLUS PROBABLE RESERVES (3)
Crude oil (millions of barrels)	88.5	86.0	3%
Natural gas (billions of cubic feet)	388.7	283.7	37%
Natural gas liquids (millions of barrels)	9.0	8.3	10%
Millions of barrels of oil equivalent at 6:1	162.3	141.6	15%

LEASE OPERATING COSTS	$141,578	$103,610	(37)%
Cost per boe	$10.49	$9.01	(16)%

GENERAL AND ADMINISTRATIVE COSTS	$17,174	$14,441	(19)%
Cost per boe	$1.27	$1.26	(1)%

(1)             Prices and revenue are before realized gains/losses on commodity contracts and before transportation costs.

(2)             Cash operating netback per BOE is calculated as the selling price less the cash cost of hedging less royalties, net of ARC, lease operating costs and transportation costs, by product, divided by the total production volumes in each period. For details by product type see the section “Net Income” in the Management’s Discussion and Analysis.

(3)             Reserves at December 31, 2005 and 2004 are based on total proved plus probable gross reserves (as defined in National Instrument 51-101 (“NI 51-101”)), being working interest reserves prior to deduction of royalties.

Management’s Discussion & Analysis

SPECIAL NOTES

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited Consolidated Financial Statements of Petrofund Energy Trust (“Petrofund” or the “Trust”) for the fiscal years ended December 31, 2005 and 2004 included in this 2005 annual report. All oil and natural gas properties are held by Petrofund Corp. (“PC”) and Petrofund Ventures Trust (“PVT”), wholly owned subsidiaries of the Trust. This commentary is based on information available to, and is dated, February 14, 2006. Additional information (including Petrofund’s annual information form “AIF”), when filed, can be obtained on SEDAR at www.sedar.com or on the Trust’s website at www.petrofund.ca.

All amounts are stated in Canadian dollars unless otherwise noted. Where amounts and volumes are expressed on a barrel of oil equivalent (“boe”) basis, gas volumes have been converted to barrels of oil at 6,000 cubic feet per barrel (6 mcf/1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion of 6 mcf/1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Reserves at December 31, 2005, and 2004 are based on total proved plus probable gross reserves (as defined in National Instrument 51-101 (“NI 51-101”)), being working interest reserves prior to deduction of royalties.

NON GAAP MEASURES

The Trust uses adjusted cash flow (before changes in non-cash operating working capital and before capital reinvestment) to analyze operating performance and leverage. Adjusted cash flow (before changes in non-cash operating working capital) and adjusted cash flow before capital reinvestment before changes in working capital and before settlement of asset retirement obligations as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“Canadian GAAP”) and may not be comparable with the calculation of similar measures for other entities. Cash flow (before changes in non-cash operating working capital) and cash flow from operations before changes in working capital and before settlement of asset retirement obligations as presented is not intended to represent operating cash flows or operating profits for the period, nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow (before changes in non-cash operating working capital) and cash flow from operations before changes in working capital and before settlement of asset retirement obligations are based on cash flow from operating activities before changes in non-cash operating working capital or before changes in non-cash working capital and before settlement of asset retirement obligations, as applicable.

The Trust also uses “net debt”. Net debt as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities. Net debt as used by the Trust is calculated as bank debt and any working capital deficit excluding the current portion of derivative contracts.

The Trust also uses payout ratio as cash distributions paid divided by cash flow before capital reinvestment. Payout ratio as presented does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable with the calculation of similar measures for other entities.

Cash operating netback per BOE is calculated as the selling price less the cash cost of hedging less royalties, net of Alberta Royalty Credit (“ARC”), lease operating costs and transportation costs, by product, divided by the total production volumes in each period. For details by product type see the section “Net Income” in the Management’s Discussion and Analysis.

The Trust uses certain key performance indicators and industry benchmarks such as operating netbacks (“netbacks”), finding, development and acquisition costs (“FD&A”), and total capitalization to analyze financial and operating performance. These performance indicators and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable with the calculation of similar measures for other entities.

These measures should be given careful consideration by the reader.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and PC believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual report should not be unduly relied upon. These statements speak only as of the date of this annual report.

In particular, this annual report contains forward-looking statements pertaining to the following:

•                  the size of the Trust’s oil and natural gas reserves;

•                  projections of market prices and costs;

•                  anticipated distributions on units of the Trust and the payout ratio;

•                  capital expenditures and the timing thereof;

•                  supply and demand for oil and natural gas;

•                  the Trust’s expectations with respect to acquisitions and the properties obtained thereunder;

•                  expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and

•                  treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual report:

•                  volatility in market prices for oil and natural gas;

•                  liabilities inherent in oil and gas operations;

•                  uncertainties associated with estimating reserves;

•                  competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•                  incorrect assessments of the value of acquisitions;

•                  geological, technical, drilling and processing problems; and

•                  the other factors described under “Business Risks” in this annual report and in the AIF.

These factors should not be construed as exhaustive. Except as required by applicable securities laws, neither the Trust nor PC undertakes any obligation to publicly update or revise any forward-looking statements.

2005 HIGHLIGHTS

The Trust paid out cash distributions of $1.95 per unit in 2005, compared to $1.92 per unit in 2004 (2003 - $2.09 per unit). Petrofund has since paid/distributed $0.20 per unit for January 2006, announced distributions of $0.20 per unit for February and based on current commodity prices and market conditions has indicated distributions of $0.20 per unit for March 2006.

The Trust’s payout ratio for 2005 was 51% compared to 73% in 2004 (2003 – 70%). The lower payout ratio enabled the Trust to fund 100% of its 2005 development expenditures from retained cash flow before capital reinvestment.

The Trust generated cash flow before non-cash operating working capital of $398.0 million in 2005, an increase of 68% over 2004. This increase reflects increased average production and higher prices. Net income increased to $210.7 million in 2005 versus $74.4 million in 2004. The net income also includes an unrealized (non-cash) gain on commodity contracts of $6.3 million in 2005 versus an unrealized (non-cash) loss on commodity contracts of $6.2 million in 2004 as well as a future income tax recovery of $6.7 million in 2005 versus $7.1 million expense in 2004.

Average production on a boe basis increased 18% to 36,991 boe/d in 2005 from 31,429 boe/d in 2004. The change in production reflects PC’s development drilling program, the acquisition of Ultima Energy Trust (“Ultima”) in June 2004, the Central Alberta acquisitions in November 2004 and the 2005 acquisitions listed later in this section, offset by natural production decline.

Average prices in 2005 were up 28% on a boe basis from the prior year and were $57.71 per boe for 2005 compared to $44.93 per boe in 2004.

Petrofund has a strong balance sheet with a net debt to cash flow ratio as at December 31, 2005, of 1.1:1.0 based on 2005 cash flow before non-cash operating working capital.

On November 16, 2005 Petrofund entered into an agreement to acquire 100% of Kaiser Energy Ltd. (“Kaiser”), effective December 1, 2005. Kaiser held (or held prior to the completion of the acquisition by Petrofund), either directly or indirectly, interests in Canadian Acquisition Limited Partnership (“Canadian Partnership”) and certain properties to be transferred to Kaiser (collectively, the “Kaiser Entities”). Petrofund added $489.7 million to oil and gas properties (excluding non-cash negative working capital of $14.9 million, future income taxes of $157.2 million and asset retirement obligations of $4.9 million). This acquisition added approximately 5,400 boepd production to the Trust and working interest reserves additions of 20 million boe on a proved plus probable basis.

In 2005, Petrofund further acquired interests in various oil and gas properties for $74.0 million (excluding non-cash negative working capital assumed of $4.8 million, future income taxes of $10.4 million and asset retirement obligations of $1.2 million), which includes the purchase of Northern Crown Petroleums Ltd. (“Northern Crown”), Tahiti Gas Ltd. (“Tahiti”) and property interests in the Turin and Joarcam areas. These acquisitions added approximately 1,650 boepd of production to the Trust. Petrofund’s internal estimate of reserves acquired, at the time of acquisition, was 4.6 million boe on a proved plus probable basis.

The Trust has a balanced production profile which averaged 45% natural gas and 55% oil and liquids for the fiscal year ended December 31, 2005.

The Trust completed a “bought deal” financing of 4.15 million Trust units, raising gross proceeds of $75.7 million ($71.4 million net) in the second quarter of 2005. The Trust also completed a “bought deal” financing of 12.5 million Trust units, raising gross proceeds of $250 million ($237 million net) in the fourth quarter of 2005. The weighted average number of Trust units/Exchangeable shares outstanding increased from 88.2 million in 2004 to 103.7 million in 2005. As at December 31, 2005 there were 117.6 million Trust units/Exchangeable shares outstanding.

The Trust’s total capitalization as at December 31, 2005, was approximately $2.8 billion ($1.8 billion as at December 31, 2004).

CASH DISTRIBUTIONS

For the years ended December 31,	2005	2004	2003
Distributions paid per unit	$1.95	$1.92	$2.09

Trust unitholders who held their units in 2005 received aggregate cash distributions of $1.95 per unit as compared to $1.92 per unit in 2004 (2003 - $2.09 per unit). For 2006, the Trust distributed $0.20 per unit in January, has announced a distribution of $0.20 per unit for February, and has indicated a distribution of $0.20 per unit for March.

Petrofund focuses on the ability to maintain distribution levels. As part of this strategy, the Trust has lowered its payout ratio over the past two years in response to increasing oil and gas prices which currently exceed historical highs. At the same time, the Trust has allocated a higher percentage of cash flow for capital reinvestment. Petrofund monitors the distribution payout with respect to forecasted funds flow, debt levels and pending plans. The level of cash retained has historically varied between 10% and 30% of annual funds flow; however, Petrofund adjusts the payout levels in an effort to balance the desire for distributions with the requirement to maintain a prudent capital structure. To reflect the treatment of capital expenditures funded from cash flow, the Trust has modified the calculation of Distributions payable to Unitholders by applying the portion of capital expenditures funded from cash flow rather than an estimated amount as a reduction of Distributions payable up to the amount available for such purposes. Any remaining cash flow continues to be shown as Distributions payable to Unitholders at the end of the period.

During 2005, the Trust generated cash flow available for distribution before capital reinvestment of $394.2 million (2004 - $231.5 million). The Trust paid out $202.3 million (2004 - $169.5 million) in distributions representing a payout ratio of 51% (2004 – 73%). In the fourth quarter, the Trust generated cash flow available for distribution of $125.3 million before deducting $88.0 million for capital expenditures and paid out $55.5 million in distributions for a payout ratio of 44%. For a detailed analysis of cash flow available for distributions refer to Note 8 to the Consolidated Financial Statements.

CASH DISTRIBUTION PAID HISTORY (1)

Cash distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held, as described below. For additional information, please see our website at www.petrofund.ca.

Calendar Year	Distributions (2)		Taxable Portion	Return of Capital

1989 to 1996	$20.8950		$—	$20.8950
1997	2.3700		—	2.3700
1998	1.4400		—	1.4400
1999	1.8300		—	1.8300
2000	3.9900		2.4633	1.5267
2001	4.2400		2.6771	1.5629
2002	1.7100		0.9365	0.7735
2003	2.0900		1.0706	1.0194
2004	1.9200		1.4849	0.4351
2005	1.9500	(3)	1.9184	0.0316

Cumulative	$42.4350		$10.5508	$31.8842

(1)          Applies to unitholders who are residents of Canada and hold their units as capital property.

(2)          Based on cash distributions paid in the calendar year and adjusted for unit splits.

(3)          Petrofund estimates that approximately 98% of cash distributions paid in 2005 to Canadian Unitholders will be taxable. U.S. unitholders will also be taxable. Any non-taxable amounts will be treated as a tax deferred return of capital. Actual taxable amounts may vary depending on actual distributions and are dependent upon production, commodity prices and funds flow experienced throughout the year.

For U.S. taxpayers, the taxable portion of the cash distribution is considered to be a dividend for U.S. tax purposes. For most U.S. taxpayers this should be a “Qualified Dividend” eligible for the reduced tax rate. The non-taxable portion of the cash distribution is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss arising from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as gains.

This is a general guideline and not intended to be legal advice to any particular holder or potential holder of units of the Trust. This information is not exhaustive of all possible U.S. income tax considerations. Unitholders or potential unitholders of the Trust should consult their own legal and tax advisers as to the particular tax consequences of holding their Trust units.

CASH FLOW

($000’s)	2005	2004	2003

Cash provided by operating activities	$337,223	$243,652	$192,163
Increase (decrease) in non-cash working capital	60,780	(7,407)	(4,578)

Cash flow before non-cash operating working capital	398,003	236,245	187,585
Redemption of exchangeable shares	(1,154)	(1,803)	(2,792)
Asset retirement reserve fund	(2,025)	(1,725)	(776)
Capital lease repayment	(608)	(356)	(3,305)
Amortization of the cost of commodity contracts	—	(821)	—

Cash flow before capital reinvestment	$394,216	$231,540	$180,712

MONTHLY CASH DISTRIBUTIONS

Actual cash distributions paid for per Trust unit along with relevant payment dates for 2005, 2004 and 2003 are as follows:

Record Date (1)	Payment Date (1)	2005	2004	2003

January 17	January 31	$0.16	$0.16	$0.15
February 14	February 28	0.16	0.16	0.16
March 16	March 31	0.16	0.16	0.17
April 15	April 29	0.16	0.16	0.17
May 16	May 31	0.16	0.16	0.18
June 16	June 30	0.16	0.16	0.18
July 15	July 29	0.16	0.16	0.18
August 17	August 31	0.16	0.16	0.18
September 16	September 30	0.16	0.16	0.18
October 17	October 31	0.17	0.16	0.18
November 16	November 30	0.17	0.16	0.18
December 14	December 30	0.17	0.16	0.18

		$1.95	$1.92	$2.09

(1) Dates relate to 2005 only.

RESULTS OF OPERATIONS

FOURTH QUARTER 2005 VERSUS FOURTH QUARTER 2004

The Trust generated cash flow of $126.1 million or $1.17 per unit in the fourth quarter of 2005 compared to $72.3 million or $0.72 per unit in the fourth quarter of 2004. The Trust increased monthly cash distributions to $0.17 per unit in the fourth quarter of 2005. The Trust’s payout ratio of 44% in the fourth quarter of 2005 compared to a payout ratio of 67% in the fourth quarter of 2004.

The fourth quarter of 2005 was an active quarter for Petrofund with the acquisition of Kaiser, plus ongoing drilling and development activities. Total capital expenditures for the quarter were $508.4 million. These activities provided new production in the fourth quarter of 2005, as discussed further in the Operational Highlights.

Average daily production volumes in the fourth quarter of 2005 of 39,178 boe were above the fourth quarter of 2004 volumes of 36,025 boe. This increase resulted from acquisitions and development activities in 2005 partially offset by the natural production decline.

Net income increased to $100.1 million in the fourth quarter of 2005 compared to $50.8 million in the fourth quarter of 2004. Revenues increased 53% which reflects an increase of 40% in prices on a boe basis and a 9% increase in production. The increase in revenue has partly been offset by a $11.9 million loss on commodity contracts and an increase of $12.4 million in depletion expense. The Trust recognized an unrealized (non-cash) commodity gain of $31.6 million versus an unrealized (non-cash) commodity gain of $26.4 million in the fourth quarter of 2004. Both adjustments were a result of the mark-to-market fair value accounting. In addition, the future income tax in the fourth quarter of 2005 was a recovery of $2.5 million compared to $774,000 expense in the fourth quarter of 2004, due to an increase in commodity contract losses and other tax related asset balances.

The cash loss on commodity contracts during the fourth quarter of 2005 was $11.9 million compared to a $14.1 million loss in the fourth quarter of 2004.

Royalties were 21% of revenue in the fourth quarter of 2005, compared to 20% for the fourth quarter of 2004.

Lease operating costs on a unit basis increased to $10.64/boe in the fourth quarter of 2005 from $8.82/boe in the fourth quarter of 2004. Costs for repairs and maintenance continue to increase as a result of high levels of activity in the upstream sector.

PRODUCTION

In accordance with Canadian practice, production volumes and reserves are reported on a working interest basis, before deduction of Crown and other royalties, unless otherwise indicated.

Annual production volumes averaged 36,991 boe/d in 2005, an increase of 18% over average production volumes of 31,429 boe/d in 2004. The change in production reflects, PC’s development drilling program, the acquisition of Ultima in June 2004, the Central Alberta PNG Partnership and 1024373 Alberta Ltd. (“Central Alberta acquisition”) acquisition in November 2004, the Turin area acquisition in January 2005, the Northern Crown and Tahiti acquisitions in May 2005, the Joarcam area acquisition in July 2005, the Kaiser acquisition in December 2005 and positive prior period adjustments (136 boe/d), partially offset by natural production decline.

For the years ended December 31,	2005	2004	2003

Daily Production
Oil (bbls)	18,264	15,084	12,454
Natural gas (mmcf)	98.1	84.5	83.3
Natural gas liquids (bbls)	2,383	2,262	2,079

Total (boe 6:1)	36,991	31,429	28,418

PRICING & PRICE RISK MANAGEMENT

Revenues from the sale of crude oil, natural gas, and natural gas liquids and sulphur increased 51% to $779.6 million in 2005 from $517.1 million in 2004 due to a 17% increase in production and a 28% increase in prices on a boe basis.

Crude oil sales increased to $410.2 million in 2005 from $269.6 million in 2004 due to a 21% increase in production from 15,084 bbl/d in 2004 to 18,264 bbl/d in 2005 and a 26% increase in the oil price received. The average WTI oil price increased from U.S. $41.40/bbl in 2004 to U.S. $56.56/bbl in 2005 or 37%; however, the Canadian par price at Edmonton increased only 31% from $52.54/bbl to $68.72/bbl due to the significant strengthening of the Canadian dollar relative to the U.S. dollar which averaged 0.83 in 2005 versus 0.77 in 2004. The average Canadian wellhead price received by Petrofund increased to $61.54/bbl in 2005 from $48.83/bbl in 2004.

About 60% of the Trust’s crude production was sold directly to refiners in 2005 with the balance being delivered to marketers. Petrofund intends to maintain this sales mix in 2006.

Crude differentials widened considerably in Western Canada during 2005 though Petrofund was partly shielded from the deterioration in these differentials due to its high quality portfolio. Petrofund’s differential to Edmonton postings before hedging increased to $7.18/bbl in 2005 from $3.71/bbl in 2004 (2003 - $3.98/bbl). Heavy oil differentials are expected to remain weak but the expectation is for more stable differentials for the lighter and medium sour crudes comprising the bulk of the Trust’s portfolio (97% light and medium crudes). Petrofund does, however, expect its overall differential from Edmonton to increase in 2006.

Natural gas sales increased to $322.9 million in 2005 from $212.6 million in 2004 due to a 16% increase in production and a 31% increase in the average prices received from $6.87/mcf in 2004 to $9.02/mcf in 2005. The monthly AECO price per mmbtu increased from $6.79 in 2004 to $8.48 in 2005. Production volumes averaged 98.1 mmcf/d in 2005 compared to 84.5 mmcf/d in 2004. Petrofund sold 32% of its production in 2005 to aggregators at netback pricing, up from 30% in 2004. Netbacks from these markets are below those otherwise available to the Trust at AECO; however, the average aggregator discount to AECO for Petrofund improved in 2005 by $0.24/mcf. The Trust sold the remaining 68% of its production on daily and monthly spot market pricing in Alberta, Saskatchewan and British Columbia. Petrofund intends to maintain this sales mix in 2006.

Sales of natural gas liquids and sulphur increased to $46.5 million in 2005 from $34.9 million in 2004 as production increased to 2,383 bbl/d in 2005 from 2,262 bbl/d in 2004. The average price increased from $41.96/bbl in 2004 to $52.98/bbl in 2005. The majority of the Trust’s NGLs (88%) are sold to one buyer under one-year contract terms at market sensitive pricing with the remainder widely distributed among any number of buyers. The Trust has optimized netbacks by aggregating its NGL production with a single buyer. Alberta NGL netbacks lagged crude oil during the year in a pattern similar to the prior year but pricing was stable over the period with no periods of extreme weakness. The condensate market in Western Canada was exceptionally tight in the fourth quarter with prices trading well in excess of WTI. Petrofund expects pricing for 2006 to remain strong for its NGLs and condensate.

Crude oil accounted for 49% of production in 2005 (2004 – 48%, 2003 – 44%), while natural gas constituted 45% of production in 2005 (2004 – 45%, 2003 – 49%). Natural gas liquid volumes accounted for 6% of total production in 2005 (2004 and 2003 – 7%). The Trust continues to maintain a balance between oil and natural gas production.

Average prices received for the years ended December 31,	2005	2004	2003

Oil (per bbl) (1)	$61.54	$48.83	$39.16
Natural gas (per mcf) (1)	9.02	6.87	6.63
Natural gas liquids (per bbl) (1)	52.98	41.96	35.05

Weighted average per BOE (6:1)	$57.71	$44.93	$39.15

(1)          Prices are before realized gains/losses on commodity contracts and before transportation costs which were previously deducted from oil and natural gas prices and are now disclosed separately on the income statement. Prices previously reported for prior years have been restated.

Production Revenue ($millions)	2005	2004	2003

Oil	$410.2	$269.6	$178.0
Natural gas	322.9	212.6	201.5
Natural gas liquids & sulphur	46.5	34.9	26.8

Total	$779.6	$517.1	$406.3

The Trust has a formal risk management policy which permits the risk management committee to use specified price risk management strategies for up to 40% of crude oil, natural gas and NGL production including: fixed price contracts; costless collars; the purchase of floor price options; and other derivative financial instruments to reduce price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Trust’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Trust seeks to provide a measure of stability to cash distributions as well as to ensure Petrofund realizes positive economic returns from its capital development and acquisition activities.

As at December 31, 2005, Petrofund had 27.6 mmcf/d of natural gas and 4,500 bbl/d of crude oil hedged for the remainder of 2006 (approximately 25% of production). A summary of the hedged volumes and prices in place at December 31, 2005, by quarter is shown in the following table (see Note 15 to the Consolidated Financial Statements for a detailed disclosure of all derivative financial instruments and their corresponding mark-to-market values):

	Average Volumes (mcf/d)
Natural Gas	2006	Q1	Q2	Q3	Q4

Collars	20,132	14,211	28,422	28,422	9,474
Three way collars	5,132	9,474	4,737	4,737	1,579
Floors	2,369	9,474	—	—	—
Total mcf/d	27,633	33,159	33,159	33,159	11,053

	Average Price ($/mcf)
Natural Gas	2006	Q1	Q2	Q3	Q4

Collar ceiling price	$13.51	$16.29	$12.58	$12.58	$12.58
Collar floor price	8.82	8.09	9.06	9.06	9.06
Three way ceiling price	9.69	11.77	8.99	8.99	8.99
Three way floor price	7.17	6.52	7.39	7.39	7.39
Three way floor short	$5.92	$5.47	$6.07	$6.07	$6.07

	Average Volumes (bbl/d)
Oil	2006	Q1	Q2	Q3	Q4

Collared	4,000	5,000	5,000	4,000	2,000
Three way collars	500	1,000	1,000	—	—

Total bbl/d	4,500	6,000	6,000	4,000	2,000

	Average Price ($/bbl)
Oil	2006	Q1	Q2	Q3	Q4
Collar ceiling price	$87.22	$85.54	$88.62	$88.52	$86.18
Collar floor price	58.92	56.29	58.73	59.61	61.06
Three way ceiling price	65.28	61.64	68.91	—	—
Three way floor price	47.69	46.52	48.85	—	—
Three way floor short	$41.87	$40.71	$43.03	$—	$—

Alberta Power	2006	Q1	Q2	Q3	Q4
Fixed, MW/h	2.0	2.0	2.0	2.0	2.0
Fixed price ($/MWh)	$57.00	$57.00	$57.00	$57.00	$57.00

Three-way Collars

A three-way collar is transacted by selling a call to create a ceiling, buying a put to create a floor, then selling a put below the floor to create a floor short. For example, a three-way collar of $35 - $40 - $50 would result in the following prices received. For market prices above the ceiling ($50), Petrofund receives $50. For market prices between the ceiling and the floor ($40 - $50), Petrofund receives the market price. For market prices between the floor and the floor short ($35 - $40), Petrofund receives $40. For market prices below the floor short ($35), Petrofund receives the market price plus $5.

After December 31, 2005 and as at February 14, 2006, Petrofund entered into the following additional hedges (not included in the table above):

(1)          A collar for July 1, 2006 to December 31, 2006, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $75.50/bbl.

(2)          A swap for April 1, 2006 to October 31, 2006, for 4.7 mmcf/d of natural gas at $9.49/mcf, at AECO pricing.

(3)          A collar for October 1, 2006 to December 31, 2006, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $84.75/bbl.

(4)          A collar for January 1, 2007 to March 31, 2007, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $82.55/bbl.

(5)          A collar for July 1, 2006 to September 30, 2006, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $86.00/bbl.

(6)          A collar for October 1, 2006 to December 31, 2006, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $90.00/bbl.

(7)          A collar for January 1, 2007 to March 31, 2007, for 1,000 bbl/d of crude (WTI) between $US $55.00 and $US $90.25/bbl.

(8)          A collar for November 1, 2006 to March 31, 2007, for 4.7 mmcf/d of natural gas at $9.45 and $12.86/mcf, at AECO pricing.

Petrofund has no sales volumes hedged after March 31, 2007. All foreign exchange calculations in this section of the report incorporate the Bank of Canada U.S. dollar rate at the close on December 31, 2005 of CDN $1.163:U.S. $1.

ROYALTIES

For the years ended December 31,	2005	2004	2003

Royalties (millions)	$155.8	$100.2	$84.8
Average royalty rate (%)	20.0	19.4	20.9
$/boe	$11.54	$8.71	$8.18

Royalties, which include crown, freehold and overrides paid on oil and natural gas production, increased to $155.8 million in 2005 from $100.2 million in 2004 (2003 – $84.8 million) net of the Alberta Royalty Credit (“ARC”). Royalties, as a percentage of revenues before hedging losses, increased to 20% of revenues in 2005 from 19.4% of revenues in 2004 (2003 – 20.9%).

EXPENSES

For the years ended December 31,	2005	2004	2003

Expenses (millions)
Lease operating	$141.6	$103.6	$91.3
Transportation costs	8.1	5.9	5.5
General & administrative	17.2	14.4	13.0
Financing costs	10.6	5.8	8.7

Expenses per boe
Lease operating	$10.49	$9.01	$8.80
Transportation costs	0.60	0.51	0.53
General & administrative	1.27	1.26	1.26
Financing costs	0.79	0.51	0.84

Lease Operating

Operating costs for 2005 were up 16% to $10.49 per boe compared to $9.01 per boe in 2004 (2003 – $8.80). Costs for repairs and maintenance continue to increase as a result of the high level of activity in the upstream sector.

The most significant contributor to the higher per unit operating costs to date in 2005 has been a general industry increase for all types of services and supplies including surface and downhole well repair and maintenance costs and facility maintenance work. In addition, the current high product price environment is driving average operating costs higher because marginal, higher cost properties continue to generate positive cash flow at higher than historical per unit costs and, as a result, remain on production longer. The Trust anticipates lease operating costs in 2006 will continue to increase at a rate similar to that of 2005.

Transportation Costs

Transportation costs on a boe basis were $0.60 in 2005 as compared to $0.51 in 2004 (2003 - $0.53), reflecting general increases in trucking costs of clean oil.

General & Administrative (“G&A”) Costs

General and administrative costs for 2005, were $17.2 million compared to $14.4 million in 2004 (2003 - $13.0 million). Costs were $1.27 per boe in 2005 compared to $1.26 per boe in 2004 (2003 - $1.26 per boe). G & A costs in 2005 include $3.6 million of compensation expense related to the restricted unit plan (“RUP”) and the long-term incentive plan (“LTIP”) compared to $1.5 million in 2004. The compensation expense is based on the unit price of the Trust units at December 31, 2005, of $20.49 per unit (December 31, 2004 – $15.61 per unit). See Notes 13 and 14 of the Consolidated Financial Statements for details of the Trust’s incentive plans.

G & A costs in 2005 include $370,000 or $0.03 per boe for external costs associated with Section 404 of the Sarbanes – Oxley Act (“SOX 404”) compared to $212,000 in 2004 or $0.09 per boe.

The Trust expects its per boe G&A costs to increase by approximately 20% in 2006, which mainly reflects increases in employee compensation expenses.

Financing Costs

Financing costs and increases in loan balances as noted below reflect funding of expenditures associated with PC’s active property acquisitions, and drilling and development programs.

Interest and other financing costs for 2005, increased to $10.6 million in 2005 compared to $5.8 million in 2004 (2003 - $8.7 million), which reflects the increase in the average loan balance outstanding in 2005 of $270.1 million from $157.5 million in 2004 and an increase in the average prime loan rate from 4.0% in 2004 to 4.4% in 2005. Net debt as a percentage of total capitalization is 15.2% in 2005 compared to 14.9% in 2004 (2003 – 9.2%).

The bank loan outstanding at December 31, 2005, was $462.8 million as compared to $214.4 million at December 31, 2004. An amount of $248.3 million of debt was incurred in the fourth quarter of 2005 which was mainly incurred to finance the acquisition of Kaiser. At December 31, 2005, 100% of PC’s debt was based on floating interest rates.

DEPLETION, DEPRECIATION & ACCRETION

Depletion, depreciation and accretion expense increased to $202.8 million in 2005 from $153.1 million in 2004 (2003 - $118.3 million) due to the increase in production and an increase in the depletion rate. The rate per boe increased to $15.02 in 2005 from $13.31 in 2004 (2003 - $11.41). The increase in the rate over 2004 and into 2005 reflects the increasing cost of acquisitions. The unproved properties are included in the depletion and depreciation expense calculation.

INCOME TAXES

Current taxes consist of the Federal Large Corporations Tax and some minor amounts relating to income taxes of corporate entities acquired. The Federal Large Corporations Tax is based primarily on the debt and equity balances of the Trust’s 100% owned subsidiary, PC as at December 31, 2005. The Federal Large Corporations Tax rate is being reduced in stages so that by 2008 the tax will be eliminated.

Capital taxes of $3.9 million in 2005 (2004 – $3.3 million, 2003 – $2.5 million) relate primarily to the Saskatchewan Capital Tax and Resource Surcharge, which is based upon gross revenues earned in Saskatchewan. On March 23, 2005, Saskatchewan Finance passed its 2005 budget that included an amendment to subject trusts to the Corporation Capital Tax Resources Surcharge (“Resource Surcharge”) effective April 1, 2005. Previously, the resource surcharge did not apply to resource trusts and, therefore, Petrofund Ventures Trust (“PVT”), a 100% owned subsidiary of the Trust, which holds certain Saskatchewan properties, was not previously impacted by the resource surcharge. The resource surcharge is calculated based on a rate applicable to working interest oil and natural gas revenue earned in Saskatchewan at a rate of 3.6 percent on revenue from wells drilled prior to October 1, 2002 and a rate of two percent on revenue from wells drilled on or after October 1, 2002. PVT cash flow has been reduced by approximately $550,000 over the last three quarters of 2005.

Future income tax liabilities arise due to the differences between the tax basis of PC’s assets and their respective accounting carrying cost. The future income tax expense in 2005 was a recovery of $6.7 million compared to $7.1 million expense in 2004 (2003 – $44.2 million recovery) due to an increase in deferred tax assets, primarily asset retirement obligations.

NET INCOME

For the years ended December 31,	2005	2004	2003

Net income (millions)	$210.7	$74.4	$87.3
Net income per Trust unit
Basic	$2.03	$0.84	$1.43
Diluted	$2.03	$0.84	$1.43

Net income before taxes increased from $82.0 million in 2004 to $205.1 million in 2005 mainly due to a 51% increase in revenues reflected by a 17% increase in production and a 28% increase in prices on a boe basis and reduced net losses on commodity contracts. These increases have been offset partially by a 37% increase in lease operating costs and a 33% increase in depletion, depreciation and accretion expense.

The Trust recognized a net loss on commodity contracts of $34.5 million in 2005 compared to $48.7 million loss in 2004. The unrealized (non-cash) gain on commodity contracts was $6.3 million 2005 compared to a $6.2 million loss in 2004.

The increase in depletion is due to increased production and the increase in the depletion rate reflects the increasing cost of acquisitions.

Total cash netbacks increased by $159.6 million for 2005 compared to the same period in 2004. On a boe basis, cash netbacks were up to $29.61 in 2005 from $20.91 in 2004 (2003 - $18.50).

Total Cash Netbacks	2005	2004	2003

Cash operating netback	$32.05	$23.01	$20.89
Financing costs	0.79	0.51	0.84
General and administrative	1.27	1.26	1.26
Capital and current taxes	0.38	0.33	0.29

Total cash netback per BOE	$29.61	$20.91	$18.50

As a result of the changes discussed above, net income increased to $210.7 million in 2005 from the $74.4 million reported in 2004.

Cash Operating Netbacks 2005	Oil $/bbl	Gas $/mcf	NGL $/bbl	Total $/boe

Selling price	$61.54	$9.02	$52.98	$57.71
Cash cost of hedging	(5.48)	(0.14)	—	(3.03)
Net selling price	56.06	8.88	52.98	54.68
Royalties, net of ARC	10.83	2.01	13.42	11.54
Lease operating	12.97	1.31	9.39	10.49
Transportation costs	0.48	0.12	0.52	0.60

Cash operating netback	$31.78	$5.44	$29.65	$32.05

Cash Operating Netbacks 2004	Oil $/bbl	Gas $/mcf	NGL $/bbl	Total $/boe

Selling price	$48.83	$6.87	$41.96	$44.93
Cash cost of hedging	(7.38)	(0.06)	—	(3.69)
Net selling price	41.45	6.81	41.96	41.24
Royalties, net of ARC	8.22	1.48	10.98	8.71
Lease operating	11.07	1.16	7.96	9.01
Transportation costs	0.25	0.13	0.44	0.51

Cash operating netback	$21.91	$4.04	$22.58	$23.01

Cash Operating Netbacks 2003	Oil $/bbl	Gas $/mcf	NGL $/bbl	Total $/boe

Selling price	$39.16	$6.63	$35.05	$39.15
Cash cost of hedging	(1.00)	(0.11)	—	(0.75)
Net selling price	38.16	6.52	35.05	38.40
Royalties, net of ARC	6.32	1.60	9.80	8.18
Lease operating	11.23	1.13	7.89	8.80
Transportation costs	0.25	0.13	0.39	0.53

Cash operating netback	$20.36	$3.66	$16.97	$20.89

CAPITAL EXPENDITURES

Acquisitions

On November 16, 2005 Petrofund entered into an agreement to acquire Kaiser for $485 million, effective December 1, 2005, which added approximately 5,400 boepd of production with reserves of 20 million boe on a proved plus probable basis. Kaiser’s assets also include 55,000 net acres of highly prospective undeveloped land on which Petrofund has already identified 166 (net) low to medium risk development drilling opportunities. These projects are expected to contribute positively to Petrofund’s production in 2006 and thereafter.

In addition, PC spent $32.7 million to acquire Northern Crown effective May 10, 2005, $23.4 million to acquire Tahiti effective May 1, 2005, $6.3 million to acquire property interests in the Turin area effective January 1, 2005 and $11.8 million to acquire property interest in the Joarcam area effective July 1, 2005. These acquisitions added approximately 1,650 boepd of production to the Trust. On these acquisitions, Petrofund’s internal estimate of reserves acquired, at the time of acquisition, was 4.6 million boe on a proved plus probable basis.

Dispositions

During 2005, PC disposed of minor properties for net proceeds of $871,000, which included one non-core area in the Acheson area of Alberta for $863,000.

Development Activities

During 2005, PC incurred $145.3 million in drilling and development activities compared to $76.7 million in 2004 (2003 - $71.4 million) before asset retirement obligations (“ARO”) capitalized. A total of 301 wells were drilled; 282 working interest wells (82.6 net) and 19 farmout wells, of which 175 were gas, 118 oil, 5 service wells and 3 were dry and abandoned for an overall success rate of 99%.

A summary of capital expenditures for the last three years is as follows ($ millions):

For the years ended December 31,	2005	2004	2003

Corporate and property acquisitions (1)	$561.1	$32.1	$115.6
Property dispositions	(0.9)	(1.0)	(33.5)

Total corporate and property acquisitions - cash	560.2	31.1	82.1
Development expenditures:
Land & seismic	8.5	2.2	2.5
Drilling & completion	68.9	35.3	42.5
Well equipping	10.4	10.6	7.9
Tie-ins	14.3	5.4	5.2
Facilities	24.9	13.3	8.4
CO2 purchases	17.7	8.4	3.5
Other	0.6	1.5	1.4

Total development expenditures - cash	145.3	76.7	71.4
Total net capital expenditures - cash	705.5	107.8	153.5
Corporate acquisitions - non-cash (2)	178.5	570.0	4.7
Current year ARO capitalized	15.2	1.2	2.3

Total capital expenditures (3)	$899.2	$679.0	$160.5

(1)          The corporate and property acquisition totals exclude the impact of non-cash items on corporate acquisitions such as future income taxes and ARO.

(2)          Includes non-cash items such as: Trust units issued, working capital assumed, future income tax adjustments for the difference between the cost and tax basis of assets acquired and asset retirement obligations recognized for corporate acquisitions.

(3)          Includes change in oil and natural gas royalty and property interest and goodwill.

The Trust is planning a capital program of $200 million for 2006 however, the Trust may change its level of expenditure as it identifies and executes on more of the opportunities within its existing properties.

ASSET RETIREMENT RESERVE FUND

As at December 31, 2005, PC had $9.1 million set aside in a segregated cash reserve to fund future abandonment costs. This cash fund is currently being built up at a rate of $0.15/boe produced, which is in place to fund significant future reclamation costs, such as the decommissioning of a major facility. PC performs well reclamation and abandonments, flare pit remediation work, etc. on a routine basis, which reduces cash flow available for distribution to proactively address environmental concerns. Petrofund incurred $3.5 million for these activities in 2005 compared to $4.6 million in 2004. PC expects to spend a further $4.0 million on reclamation and abandonment work in 2006.

GOODWILL

The goodwill balance of $349.5 million arose as a result of the Ultima and Central Alberta acquisitions in 2004 and the Kaiser Entities, the Northern Crown and Tahiti acquisitions in 2005. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets acquired in each transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such an impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no indication of goodwill impairment as of December 31, 2005.

LONG-TERM DEBT

In April 2005, PC extended its syndicated loan facility increasing its borrowing base to $415 million from $390 million. In December 2005, concurrent with the Kaiser acquisition, the borrowing base was increased to $590 million. As at December 31, 2005, the amount outstanding on PC’s credit facility was $462.8 million, with $127.2 million available to finance future activities. See Note 6 of the Consolidated Financial Statements for further details on Long-Term Debt.

LIQUIDITY AND CAPITAL RESOURCES

Working capital was $31.9 million at December 31, 2005, an increase of $81.2 million from the $49.3 million deficit as at December 31, 2004. The December 31, 2005 and December 31, 2004 working capital exclude net unrealized gains/losses on commodity contracts. Current assets increased $80.2 million from $48.6 million at December 31, 2004 to $128.8 million at December 31, 2005. Current liabilities of $97.9 million at December 31, 2004 compare to $96.9 million at December 31, 2005. This slight decrease in liabilities reflects a decrease in distributions payable to Unitholders in 2005 offset by an increase in trade payables.

In June 2005, the Trust completed a “bought deal” financing of Trust units, raising gross proceeds of $75.7 million ($71.4 million net). A total of 4.15 million Trust units were issued at $18.25 per unit. The net proceeds were used to pay down debt and fund capital expenditures.

In December 2005, the Trust completed a “bought deal” financing of Trust units raising gross proceeds of $250 million ($237 million net). A total of 12.5 million Trust units were issued at $20.00 per unit. The net proceeds were used to fund the acquisition of Kaiser.

Total long-term debt increased to $462.8 million at December 31, 2005, from $214.4 million at December 31, 2004, due to the funding of acquisitions and development activities.

The major changes in total long term debt were due to:

For the years ended December 31,	2005	2004	2003
($millions)

Cash flow before non-cash operating working capital	$398.0	$236.2	$187.6
Net proceeds received from issuance of Trust units	315.0	4.5	214.0
Net change in non-cash working capital balances	(39.2)	33.5	6.4
Distributions paid	(202.3)	(169.5)	(127.3)
Expenditures on oil & natural gas properties, net	(705.5)	(107.8)	(153.5)
Assumption of debt, net of cash on acquisitions	29.0	(100.6)	—
Asset retirement reserve fund	(2.0)	(1.7)	(0.8)
Redemption of exchangeable shares	(1.1)	(1.8)	(2.8)
Capital lease repayments	(0.6)	(0.4)	(9.3)
Net (increase) decrease in cash and cash equivalents	(39.7)	2.9	(3.7)
Internalization of management contract	—	—	(8.0)
Miscellaneous	—	0.6	6.3

Total changes long-term debt	$(248.4)	$(104.1)	$108.9

The ratio of long-term debt at December 31, 2005, based on 2005 cash flow before non-cash operating working capital was 1.1:1.0.

In the absence of an equity issue, long-term debt is expected to increase in 2006 due to the capital expenditure program which is expected to be approximately $200 million (excluding acquisitions) of which a significant portion will be funded from cash flow. If the Trust is successful in completing one or more major acquisitions in 2006, these would be financed by further utilization of the credit facility or a combination of additional bank borrowing and a possible equity issue of treasury units.

The Trust anticipates it will continue to have adequate liquidity to fund future working capital and planned capital expenditures during 2006 primarily through cash flow from operations and utilization of our credit facility.

Capitalization Analysis

($000’s, except per unit and percent amounts)	2005	2004	2003

Working capital (deficiency) (1)	$31,897	$(49,310)	$(30,006)
Bank debt	462,783	214,414	109,707
Capital lease obligation	—	—	608
Net debt obligation	$430,886	$263,724	$140,321
Units outstanding and issuable for Exchangeable Shares at year end	117,561	100,451	73,628
Market Price at December 31,	$20.49	$15.61	$18.79
Market capitalization	$2,408,816	$1,568,036	$1,383,465
Total capitalization	$2,839,702	$1,831,760	$1,523,786
Net debt as a percentage of total capitalization	15.2%	14.9%	9.2%
Cash flow before non-cash operating working capital	$398,003	$236,245	$187,585

Net debt to cash flow	1.1:1.0	1.1:1.0	0.7:1.0

(1)          Working capital (deficiency) excludes net unrealized gains/losses on commodity contracts.

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and, therefore, it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

UNITHOLDERS’ EQUITY

The weighted average Trust units/exchangeable shares outstanding are as follows:

For the twelve months ended December 31,	2005	2004	2003

Basic	103,660,178	88,169,339	61,010,105
Diluted	103,723,937	88,292,020	61,153,027

Trust units/exchangeable shares outstanding:

As at December 31,	2005	2004	2003

Trust units outstanding	117,172,421	99,511,576	72,688,577
Trust units issuable for exchangeable shares (Note 10)	388,147	939,147	939,147

	117,560,568	100,450,723	73,627,724

The Trust had 117,172,421 Trust units outstanding at December 31, 2005 compared to 99,511,576 Trust units at the end of 2004. The weighted average number of Trust units outstanding including Trust units issuable for Exchangeable Shares, was 103,660,178 Trust units in 2005 as compared to 88,169,339 for 2004. During the year ending December 31, 2005, 427,248 Exchangeable Shares were exchanged for 551,000 Trust units and 46,375 were redeemed for cash leaving 388,025 Exchangeable Shares outstanding at December 31, 2005 which are exchangeable into 388,147 Trust units.

On June 14, 2005, the Trust issued 4.15 million Trust units for gross proceeds of $75.7 million ($71.4 million net) at a deemed price of $18.25 per unit. On December 15, 2005, 12.5 million Trust units were issued at a price of $20.00 per unit with gross proceeds of $250 million ($237 million net).

The Trust had 99,511,576 Trust units outstanding at December 31, 2004, compared to 72,688,577 Trust units at the end of 2003. The weight average number of Trust units outstanding including Exchangeable Shares, was 88,169,339 Trust units for 2004 as compared to 61,010,105 for 2003.

On June 16, 2004, the Trust issued 26.4 million units for the purchase of Ultima at a deemed price of $17.12 per unit. In May 2003, 9.2 million units were issued at a price of $10.60 per unit and in December 2003, 6.6 million units were issued at a price of $16.20 per units.

During the year, 418,424 options (2004 - 332,733, 2003 - 1,673,404 options) were exercised for the same number of Trust units generating proceeds of $5.9 million in 2005 (2004 - $3.8 million, 2003 - $20.5 million). (For details of options exercised and outstanding at the end of the year refer to Note 14 of the Consolidated Financial Statements.)

FINANCIAL INSTRUMENTS

The net negative fair value of the commodity contracts at December 31, 2005 of $4.6 million has been recorded on the balance sheet as “commodity contracts” under assets or liabilities, as appropriate. The negative change in the fair value of the contracts, December 31, 2005 of $34.5 million (2004 - $48.7 million) is recorded in the income statement on a separate line as “loss on commodity contracts”. The line item also includes realized losses on commodity contracts of $40.9 million for 2005 compared to $42.5 million for 2004.

Deferred Commodity Contracts ($000’s)	January 1, 2005	Amortized to Expense	December 31, 2005

Current Asset
Deferred loss	$517	$(517)	$—

Current Liability
Deferred gain	(184)	184	—

	$333	$(333)	$—

	January 1,	Change in	December 31,
Commodity Contracts ($000’s)	2005	Fair Value	2005

Current Asset
Commodity contracts	$3,281	$(1,375)	$1,906

Current Liability
Commodity contracts	(14,599)	8,053	(6,546)

	$(11,318)	$6,678	$(4,640)

The following is a summary of the gain (loss) on commodity contracts for 2005:

	Crude Oil	Natural		2005	2004	2003
($000’s)	& Liquids	Gas	Electricity	Total	Total	Total

Realized cash gain (loss) on contracts	$(36,554)	$(4,851)	$514	$(40,891)	$(42,491)	$(7,755)
Unrealized gain (loss) on contracts	10,462	(4,764)	647	6,345	(6,221)	—

Gain (loss) on commodity contracts	$(26,092)	$(9,615)	$1,161	$(34,546)	$(48,712)	$(7,755)

NON-RESIDENT OWNERSHIP

Based on information available to the Trust, Petrofund estimated that non-resident ownership was approximately 70% as of January 31, 2006. There are to the knowledge of Petrofund, at this time, no significant changes pending or proposed to the Income Tax Act (Canada) (the “Tax Act”) that could impact Petrofund’s qualification as a “mutual fund trust” under the Tax Act.

In order for Petrofund to qualify as a “mutual fund trust” for the purposes of the Tax Act, it is required, among other things, that (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the “Asset Test”). The Trust Indenture provides that, except to the extent permitted under the Tax Act, the Trust shall endeavor to satisfy the requirements of the Tax Act to qualify as a “mutual fund trust” at all times. The Trust believes it has at all material times satisfied the Asset Test and, accordingly, for the purposes of the requirements of these provisions, should qualify as a “mutual fund trust” under the current provisions of the Tax Act.

Accordingly, there are to the knowledge of Petrofund, at this time, no restrictions or deadlines on Petrofund pertaining to non-resident ownership levels. However, the Trust will continue to provide non-resident ownership level updates on a quarterly basis and will continue to monitor any developments in this area.

CONTRACTUAL OBLIGATIONS

The following is a summary of the Trust’s contractual obligations due in the next five years and thereafter:

	Payment due by Period
Contractual Obligations		less than	1 – 3	4 – 5	after
(millions)	Total	one year	years	years	5 years

Long-term debt (1), (5)	$462.8	$—	$—	$—	$462.8
Operating leases	17.7	2.1	4.4	4.6	6.6
Purchase obligations (2)	135.7	15.0	26.5	26.6	67.6
Asset retirement obligation (3)	217.4	4.0	7.7	11.1	194.6
RUP, LTIPs (4)	4.9	1.6	2.9	0.1	0.3

Total	$838.5	$22.7	$41.5	$42.4	$731.9

(1)                                  Approval to extend the revolving period must be obtained from the banking syndicate on an annual basis; however it has been extended every year since the inception of the facility.

(2)                                  These amounts represent estimated commitments of $108.6 million for CO2 purchases and $27.1 million for processing fees with respect to PC’s interest in Weyburn unit.

(3)                                  These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

(4)                                  Based on the current estimate of payments including distributions to be made on the vesting dates.

(5)                                  Interest expense of approximately $21.0 million per year has been excluded from the above table.

OFF-BALANCE SHEET ARRANGEMENTS

The Trust had no off-balance sheet financing arrangements in the last competed financial year.

RELATED PARTY TRANSACTIONS

The Trust had no related party transactions in the last completed financial year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. The Trust follows the full cost method of accounting for its oil and natural gas activities as described in Note 2 of the Consolidated Financial Statements. These estimates include:

(a)                                  estimated production revenues, royalties and operating costs as at a specific reporting date but for which actual revenues and costs have not yet been received.

(b)                                 estimated capital expenditures on projects that are in progress.

(c)                                  estimated depletion, depreciation, and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future.

(d)                                 estimated fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates.

(e)                                  estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures.

(f)                                    estimated fair value of acquired company’s assets and liabilities are dependent on the estimated value of oil and natural gas properties. Determining fair value of these properties involves estimating oil and natural gas reserves and future prices of oil and natural gas.

The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, depreciation and accretion and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust’s credit facilities. Revision or changes in the reserve estimates can have either a positive or negative impact on net income or the borrowing base of the Trust.

All estimates are prepared by qualified individuals who have knowledge of operations and related activities. Prior estimates are compared to actual results to confirm or improve accrual procedures and to make more informed decisions on future estimates. Reserve estimates are prepared by an independent qualified reserves evaluator appointed by the Board. An independent committee of the Board, the Reserve’s Audit and EH& S committee oversees the integrity of the Trust’s reserves.

FINANCIAL REPORTING AND REGULATORY UPDATE

Redeemable or Retractable Shares

On November 5, 2004, the CICA issued EIC-149 “Accounting for Retractable or Mandatorily Redeemable Shares” that lists specific criteria required to be met in order for entities to reflect trust units and exchangeable shares as either a liability or equity in their financial statements The trust units and exchangeable shares meet the required criteria to be reflected as Unitholders’ equity and no additional presentation or disclosure is required.

Financial Instruments – Recognition and Measurement

On January 27, 2005, the Accounting Standard’s Board (AcSB) issued CICA Handbook section 3855 “Financial Instruments – Recognition and Measurement”, CICA Handbook section 3861 “Financial Instruments-Disclosure and Presentation”, CICA Handbook section 1530 “Comprehensive Income” and CICA handbook section 3865 “Hedges” that deal with the recognition and measurement of financial instruments and comprehensive income. The new standards are intended to harmonize Canadian standards with United States and International accounting standards and are effective for annual and interim periods in fiscal years beginning on or after October 1, 2006. These new standards will impact the Trust in future periods and the resulting impact will be assessed at that time.

Non-Controlling Interest

On January 19, 2005, the CICA issued EI-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” which states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The exchangeable shares issued by Petrofund Corp., a wholly owned corporate subsidiary of the Trust, are not publicly traded and therefore are not considered, by EIC-151.

EIC-151, Exchangeable Securities, has previously confirmed that the accounting adopted for the recording of the Exchangeable Shares that were issued by a subsidiary of the Trust in 2003 and subsequent redemptions and conversions is appropriate given that they are not transferable.

OUTLOOK FOR 2006

The level of cash flow for 2006 will be affected by oil and gas prices, the Canadian – U.S. dollar exchange rate and the Trust’s ability to add reserves and production in a cost effective manner. Both product prices and the exchange rate showed volatility in 2006 to date and this trend is expected to continue into 2006. The Trust is expected to continue to be active in the acquisition market. Nevertheless, competition for these assets is expected to be fierce due to increased demand resulting from the increasing number of oil and gas companies that have converted to a trust structure. The Trust expects prices for quality, long life assets to be at or near record levels. Petrofund expects to be an active participant in this market but success will be tempered by a commitment to maintain historic discipline and bid only at levels consistent with the best long term interest of our unitholders.

Acquisition activities will be complemented by an extensive drilling and farmout program that will be conducted on our existing land base.

Although product prices have remained at high levels, the strengthening of the Canadian dollar in the fourth quarter of 2005 moderated the net effect of these prices on Petrofund’s cash flow. The WTI price increased 37% to U.S. $56.56/bbl in 2005 from U.S. $41.40/bbl in 2004; however, as the (U.S./CDN) exchange rate averaged 0.83 in

2005 as compared to 0.77 in 2004 the par price at Edmonton was up only 31%. The Trust expects the Canadian dollar to remain strong throughout 2006.

Petrofund pursues a well defined risk management program to help offset the effect of commodity price fluctuations. This program utilizes collars as the main hedging tool but Petrofund also enters into fixed price transactions when commodity prices approach historic highs. To date, the Trust has not entered into any currency related transactions. The risk management strategies and hedged positions are discussed under the header “Pricing and Price Risk Management” in this report.

CORPORATE DEVELOPMENTS

Petrofund Energy Trust added to the S&P/TSX Composite Index

Following market close on December 16, 2005 Petrofund was added to the S&P/TSX Composite Index at 50 per cent of its full float adjusted weight, resulting in Petrofund having a weighting of .08% in the Index. Standard & Poor’s had previously announced it intended to include income trusts in the S&P/TSX Composite Index at 50 per cent of their full float adjusted weight on December 16, 2005 and at full weighting on the March 17, 2006 market close.

No Change to Tax Treatment of Income Trusts

On November 23, 2005, the federal government of Canada announced a reduction in personal income taxes on dividends and an end to the consultation process initiated on September 8, 2005 to review the tax treatment of income trusts and flow-through entities. The government did not announce any changes to the tax treatment of income trusts and flow-through entities.

The Trust’s management believes that the announcement reflects the overwhelming consensus of submissions received during the consultation process to reduce personal income tax on corporate dividends to correct the long-standing problem of double taxation of dividends at the federal level. Petrofund appreciated the opportunity to participate in the consultation process and is pleased with the government’s decision. The decision reduces the uncertainty surrounding income trust taxation and assists in leveling the playing field between corporations and trusts by establishing a better balance between the tax treatment of these entities.

Petrofund continues to express to the federal government the need for removal of the limitation of non-Canadian resident ownership of income trusts. Income trusts need access to global capital markets, similar to the access that corporations currently enjoy, to grow their businesses. This, we believe, is ultimately in the best interests of investors and the Canadian economy.

MANAGEMENT AND FINANCIAL REPORTING SYSTEMS

The Trust has established procedures and internal control systems in place to ensure timely and accurate preparation of management, financial and other reports. Disclosure controls and procedures are in place to ensure all ongoing statutory reporting requirements are met and material information is disclosed on a timely basis. The President and Chief Executive Officer and Vice-President and Chief Financial Officer, individually, sign certifications that the financial statements together with the other financial information included in the regulatory filings fairly present in all material respects the financial condition, results of operation, and cash flows as of the dates and for the periods presented. During 2005, there were no significant changes that would materially effect the internal controls over financial reporting.

Evaluation of Disclosure Control and Procedures

Our management, including our Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Trust’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Trust’s disclosure controls are effective as of the end of the period covered by this annual report, in all material respects, after considering the “control assertion statements” and the guidance published within U.S. Securities and Exchange Commission Release No. 33-8124, Certification of Disclosures in Companies Quarterly and Annual Reports, and Canadian Securities Administrators Multilateral Instrument 52-109 Certification of Disclosures in Issuers’ Annual and Interim Fillings. There were no changes to our internal control over financial reporting during our last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sarbanes-Oxley Update

On July 31, 2002, the United States Congress enacted the Sarbanes-Oxley Act (“SOX”) that applies to all companies reporting with the Securities and Exchange Commission (“SEC”). On March 2, 2005, the SEC announced a one year extension of the compliance date for all foreign private issuers that are accelerated filers. As a result of this extension, Petrofund is currently required to comply with Section 404 of the SOX legislation as of December 31, 2006. Section 404 requires that management identify, document, and assess internal control over financial reporting and issue an annual report on their assessment of its effectiveness. The Trust has implemented a comprehensive program for meeting the requirements of Section 404 by December 31, 2006.

BUSINESS RISKS

VOLATILITY IN OIL AND NATURAL GAS PRICES

The monthly cash distributions the Trust pays to Unitholders are highly dependent on the prices received for PC’s and PVT’s oil and natural gas production. Oil and natural gas prices can fluctuate significantly on a month-to-month basis in response to a variety of factors that are beyond the control of the Trust and subsidiaries. These factors include: political conditions throughout the world, worldwide economic conditions, weather conditions, the supply and price of foreign oil and natural gas, the level of consumer demand, the price and availability of alternative fuels, the proximity to, and capacity of, transportation facilities, the effect of worldwide energy conservation measures and government regulations.

RESERVE ESTIMATES

The value of the Trust units depends upon, among other things, the reserves attributable to PC’s and PVT’s properties. The reserves and recovery information contained in PC’s and PVT’s independent reserve evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserve evaluator. The reserve report was prepared using certain commodity price assumptions that are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Trust, the present value of estimated future net cash flows for the Trust’s reserves would be reduced and the reduction could be significant.

DEPLETION OF RESERVES

The Trust has certain attributes which differentiate it from many other oil and natural gas industry participants. Distributions by the Trust, absent commodity price increases or cost effective acquisition and development activities, will decline. As the Trust will not be reinvesting the majority of its cash flow, absent acquisitions and development activities, the Trust’s production levels and reserves will decline. PC’s and PVT’s reserves and production and, therefore, their cash flows will be highly dependant upon their success in exploiting their reserve base and acquiring additional reserves. To the extent that external sources of capital, including the issuance of additional Trust units, become limited or unavailable, the Trust’s ability to make the necessary capital investments to maintain or expand reserves will be impaired.

VARIATIONS IN INTEREST RATES AND FOREIGN EXCHANGE RATES

Variations in interest rates could result in a significant increase in the amount the Trust pays to service debt, resulting in a decrease in distribution to Unitholders.

World oil prices are quoted in U.S. dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that fluctuates over time. A material increase in the value of the Canadian dollar which occurred from 2003 to 2005 negatively affected the Trust’s net production revenue. The Canadian dollar averaged US 0.83 in 2005 versus US 0.77 in 2004 versus 0.71 in 2003. The increase in the exchange rate for the Canadian dollar and future Canadian/U.S. exchange rates will affect future distributions and the future value of the Trust’s reserves as determined by independent evaluators.

CREDIT RISK

PC markets and hedges its and PVT’s oil and natural gas production with a number of counterparties and, therefore, is subject to the risk that these parties may not be able to meet all their commitments under these contracts. A reduction of distributions could result in such circumstances. Oil and natural gas sales revenue credit risk is managed by limiting the exposure to customers based on assigned credit ratings as well as limiting the maximum exposure to any single customer. Risk is further managed as sales revenue receivables are due and settled in the month following the sale. PC manages its exposure to credit risk under financial instruments, such as commodity derivatives and foreign exchange contracts, by selecting counterparties of high credit quality. Risk is also minimized through regular management review of potential exposure to, and credit ratings of such counterparties. PC has not experienced a significant loss on uncollected receivables from any customers or counterparties.

OPERATIONAL RISKS

PC’s and PVT’s operations are subject to all of the risks normally associated with drilling for and the production and transportation of oil and natural gas. Such risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life, property damage and environmental damage. Although PC has safety and environmental policies in place to protect operators and employees, as well as to meet regulatory requirements, and although PC has liability insurance policies in place, PC cannot fully insure against all such risks, nor are all such risks insurable. PC may become liable for damages arising from such events which cannot be insured against or which we may elect not to insure because of high premium costs or other reasons. (See Environmental and Safety Risks).

Continuing production from a property, and to some extent, the marketing of production there-from are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased over recent years. PC currently operates approximately 50% of its total daily production. To the extent the operator fails to perform these functions properly, revenue may be reduced. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Trust to certain properties. A reduction of the distributions and possible reduction in capital could result in such circumstances.

EXPANSION OF OPERATIONS

The operations and expertise of management of the Trust are currently focused on conventional oil and natural gas production and development in Western Canadian Sedimentary Basin. In the future, the Trust may acquire oil and natural gas properties outside this geographic area. In addition, the Trust Indenture does not limit the activities of the Trust to oil and natural gas production and development, and the Trust could acquire other energy related assets, such as oil and natural gas processing plants or pipelines, wind power generation, or an interest in an oil sands project. Expansion of activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may result in future operational and financial conditions of the Trust being adversely affected.

MARKETABILITY OF PRODUCTION

The marketability of PC’s and PVT’s production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines, and processing facilities. Canadian federal and provincial, as well as U.S. federal and state, regulation of oil and gas production and transportation, tax and energy policies, general economic conditions, and changes in supply and demand all could adversely affect PC’s and PVT’s ability to produce and market oil and natural gas. If market factors dramatically change, the financial impact on the Trust’s business could be substantial. The availability of markets is beyond PC’s and PVT’s control.

COMPETITION

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust competes for capital, acquisitions of reserves, undeveloped lands, skilled personnel, access to drilling rigs, service rigs and other equipment, access to processing facilities, pipeline and refining capacity and in many other respects with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust. There are numerous trusts in the oil and natural gas industry that are competing for the acquisition of properties with longer life reserves and with exploitation and developmental opportunities. As a result of the increasing competition, it may be more difficult to acquire reserves on beneficial terms.

ASSESSMENTS OF THE VALUE OF ACQUISITIONS

Acquisitions of resource issuers and resource assets are based in large part on engineering and economic assessments made by independent engineers. These assessments will include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond PC’s control. In particular, the prices of and markets for resource products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that PC uses for its and PVT’s year end reserve evaluations, and these assessments may differ significantly from the assessments of the firm used by PC. Any such instance may offset the return on and value of the Trust units.

ENVIRONMENTAL AND SAFETY RISKS

The oil and natural gas industry is subject to extensive environmental and safety regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders. Such legislation may be changed to impose higher standards and potentially more costly obligations. Although PC and PVT have established a reclamation fund for the purpose of funding their estimated future environmental and reclamation obligations based on their current knowledge, there can be no assurance that PC and PVT will be able to satisfy their actual future environmental and reclamation obligations. While PC and PVT have established a reserve for extraordinary and significant site reclamation or abandonment costs, actual abandonment costs incurred in the ordinary course of business during a specific period reduce the amounts available for distribution to Unitholders. Although PC and PVT maintain insurance coverage considered to be customary in the industry, they are not fully insured against certain environmental risks, either because such insurance is not available, or because of high premium costs. In particular, insurance against risks from environmental pollution occurring over time (compared to sudden and catastrophic damages) is not available. In such an event, these environmental obligations would be funded out of PC’s and PVT’s cash flows and could, therefore, reduce distributable income payable to Unitholders. In addition, the December 1997, Kyoto Protocol with respect to the reduction of greenhouse gases has been ratified by Canada. Although it is not possible at this time to assess the potential impacts on the business and operations of the Trust, they could be significant.

CREDIT FACILITY – RESTRICTIONS ON DISTRIBUTIONS

PC has secured credit facilities with variable interest rates. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount of PC’s revenues required to be applied to its debt service before payment of any amounts to the Trust. Certain covenants contained in PC’s agreements with its lenders may also limit the amounts paid to the Trust and the distributions paid by the Trust to Unitholders.

PC’s lenders have been provided with security over substantially all of the assets of PC and PVT. If PC becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell PC’s and PVT’s properties. The proceeds of any such sale would be applied to satisfy amounts owed to PC’s lenders and other creditors and only the reminder, if any, would be available to the Trust.

Although PC believes that the credit facilities are sufficient, there is no assurance that the amounts available thereunder will be adequate for its future obligations or that additional funds can be obtained. The syndicated facility is available on a one year revolving basis. If the revolving period at which the lenders may extend the facility is not renewed for an additional one year period, the loan will convert to a one year term with payments due in three consecutive quarterly amounts equal to one-twentieth of the loan amount with an additional payment due on the last day of the term equal to the balance outstanding. If this occurs, PC will have to arrange alternate financing. There is no assurance that such financing will be available or be available on favorable terms. Trust distributions may be materially reduced in these circumstances and the failure to obtain suitable replacement financing may have a material adverse effect on the Trust.

DELAYS IN DISTRIBUTIONS

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of PC’s and PVT’s properties, and by those operators to PC, payments between any of these parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties, or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect Trust distributions.

MUTUAL FUND TRUST

Pursuant to the Tax Act, in order for the Trust to qualify as “mutual fund trust” for the purposes of the Tax Act, it is required, among other things, that (i) the Trust not be considered to be a trust established or maintained primarily for the benefit of non-residents of Canada; or (ii) the Trust satisfies certain conditions as to the nature of the assets of the Trust as specified in the Tax Act (the “Asset Test”). The Trust Indenture provides that, except to the extent permitted under the Tax Act, the Trust shall endeavor to satisfy the requirements of the Tax Act to qualify as a “mutual fund trust” at all times. The Trust believes it has at all material times satisfied the Asset Test and, accordingly, for the purposes of the requirements of these provisions should qualify as a “mutual fund trust” under the current provisions of the Tax Act.

CHANGES IN LEGISLATION

There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and resource allowance, will not be changed in a manner which will adversely affect the Trust and Unitholders. There can be no assurance that tax authorities having jurisdiction will agree with how the Trust calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of the Trust or the Unitholders.

TAXABILITY OF PETROFUND CORP.

At the current time, there is no income tax payable by PC other than Large Corporate Tax; however, this situation could change depending upon the level of cash flows, within PC, the amount paid by PC to the Trust and the tax deductions generated within PC. Cash flow that is not paid to the Trust and subsequently distributed to unitholders is retained in PC and creates taxable income in PC. PC uses its available tax deductions from its development program and other deductions on property acquisitions that are not transferred to the Trust through the sale of a royalty to reduce its taxable income. If the tax deductions are not sufficient to reduce taxable income to nil, PC could be liable for current income taxes. The amount of any current taxes payable would reduce cash available for distribution.

In addition, there is always legislative risk that could occur because of potential changes in current tax law that may erode the value of current and past tax positions. For example, the Federal Government has proposed certain changes relating to the deductibility of interest that could affect the operating corporation (PC). These, and any other changes, could adversely affect the taxability of our operating subsidiary and the amount of cash flow distributed to unitholders.

ACCESS TO CAPITAL MARKETS

In the normal course of making capital investments to maintain and expand the oil and natural gas reserves of the Trust, additional Trust units are issued from treasury which may result in a decline in production per Trust unit and reserves per Trust unit. To the extent that external sources of capital, become limited or unavailable, the Trust’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that PC is required to use cash flow to finance capital expenditures or property acquisitions, to pay debt service charges or to reduce debt, the level of distributable income will be reduced.

SENSITIVITY ANALYSIS

Below is a table that shows sensitivities to pre-hedging cash flow as a result of product price and operational changes that can significantly affect cash flow and results of operations. The table is based on actual 2005 prices received for the fourth quarter of 2005 and 39,178 boe/d fourth quarter 2005 production volumes. These sensitivities are approximations only and are not necessarily valid at other price and production levels. As well, hedging activities can significantly affect these sensitivities.

	Change	$000’s	$/unit per year
Price per barrel of oil*	$1.00 U.S. WTI	$7,457	$0.063
Price per mcf of natural gas*	$0.25 CDN	$7,556	$0.064
US/Cdn exchange rate	$0.01	$6,215	$0.053
Interest rate on debt ($463 million)	1%	$4,627	$0.039
Oil production volumes*	100 bbl/day	$1,846	$0.016
Gas production volumes*	1 mmcf/day	$3,268	$0.028

*After adjustment for estimated royalties.

PETROFUND ENERGY TRUST

CORPORATE GOVERNANCE

The relationship between the board of directors of PC (the “Board”) and the Management of Petrofund is grounded in a mutual understanding of respective roles and the ability of the Board to act independently while fulfilling its responsibilities. Further, the Board’s involvement in strategic planning recognizes that the role of Directors is not to manage but to guide Management. Strategic planning is fundamental to Petrofund and strategic planning is done collaboratively between the Board and Management. The Board oversees and monitors systems for managing business risk and regularly reviews strategic plans with Management. Petrofund is in full compliance with the corporate governance standards established under National Policy 58-201 entitled “Corporate Governance Guidelines” (“NP 58-201”).

The Board is composed of individuals all of who have experience relevant to the Trust’s operations and understand the complexities of the Trust’s business environment. The Board includes a diversity of backgrounds, perspectives, and skills among its members. In 2004, the Board increased in size by two directorships as a result of the Ultima transaction which closed in June. This increase was done with a view to increase overall effectiveness and improve decision making. At the April 2005, annual meeting one director did not stand for re-election, thereby reducing the number of directors to eight.

In addition to those matters which must be approved by the Board by law, significant business activities and actions proposed to be undertaken by Petrofund are subject to Board approval. The Board of Directors approves appropriate corporate objectives and recommended courses of action which have been brought forward by the Chief Executive Officer and Management.

INDEPENDENCE OF THE BOARD

The Board currently comprises eight members. All members of the Board, with the exception of Mr. Errico (the Trust’s current President and Chief Executive Officer) are independent directors within the context and meaning outlined within NP 58-201. The responsibility for ensuring that individual directors are independent rests with the Board. The Board will ensure that Petrofund discloses on an annual basis the number of independent and non-independent directors.

ORIENTATION AND CONTINUING EDUCATION

Petrofund has instituted, under the auspices of the Governance Committee, a formal orientation and education program for new Board members in order to ensure that new directors are familiarized with Petrofund’s business; including Petrofund’s field operations, management, administration, policies and plans, and the procedures of the Board. New directors attend a one day session conducted by the Chief Executive Officer, which includes presentations from the other executive officers and senior personnel, and which covers the general structure of Petrofund, corporate strategies, acquisition and development projects, oil and gas operations, legal matters, financial matters, accounting matters, and investor relations. The directors are provided with a Board Orientation Manual containing written information and materials pertaining to the subjects covered in the orientation session, which is revised and updated on a regular basis by management. The Board is also encouraged to take part in site visits to wellsites and facility locations in the field to observe for themselves the standard and quality of

Petrofund’s operations. In addition to the regular updates and revisions to the Board Orientation Manual, Petrofund encourages directors to attend, enrol, or participate in courses and/or seminars dealing with financial literacy, corporate governance, and related matters and has agreed to pay the cost of such courses and seminars.

COMMITTEES

The Board has four committees; the Governance Committee, the Audit Committee, the Human Resources & Compensation Committee and the Reserves Audit and EH&S Committee. All Board committees consist entirely of independent directors. Committees have formal written mandates approved by the Board. The Committees review these mandates and work processes at least annually; taking into account changes in regulatory and other appropriate requirements or practices, and propose changes as appropriate to the Board for its approval. All committees have the right to retain independent advisors at the expense of Petrofund.

GOVERNANCE COMMITTEE

The Governance Committee is comprised of Sandra Cowan (Chairperson), Art Dumont and Frank Potter each of whom has been determined to be independent. The Committee has the responsibility for proposing new nominees to the Board, has the responsibility of reviewing the Board’s size, composition and working processes and proposing changes to the Board for its consideration. The Governance Committee has the responsibility for assessing the performance of the Board, its committees, and individual directors. It recommends to the Board at least annually and at such other times as it sees fit, the composition of board committees and the chairmanship of such committees. A component of the Governance Committee’s mandate is the responsibility for considering and proposing nominations to the Board, should such nominations be required. The Committee reviews director compensation at least annually, and recommends changes as it sees fit to the Board for its approval.

AUDIT COMMITTEE

The Audit Committee is comprised of James Allard (Chairperson), Frank Potter and Gary Lee each of whom has been determined to be independent. The Committee oversees, among other things, Petrofund’s finances, accounting and financial reporting practices and controls. All listed committee members possess the requisite financial skills necessary to qualify them as committee directors. Additionally, James Allard fulfills the requirement for a financial expert, having served as Chief Executive Officer and Chief Financial Officer for several private and publicly traded companies throughout his lengthy career. The Committee meets with Petrofund’s independent external auditors without management and does so a minimum of four times a year. The Committee has direct responsibility for the appointment, compensation and oversight of the external auditors. The Committee has sole authority to pre-approve all audit and non-audit services not prohibited by applicable law or rules of the stock exchanges (TSX and AMEX), including remuneration and terms of engagement.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is comprised of Frank Potter (Chairperson), Gary Lee and Wayne Newhouse each of whom has been determined to be independent. The Committee is responsible to the Board for overseeing the development and administration of competitive policies designed to attract, develop and retain employees of the highest standards at all levels. It recommends to the Board appropriate policies dealing with recruitment, compensation, benefits and training, and oversees the administration of succession planning. It is responsible for recommending to the Board the compensation arrangements for individual senior officers, in consultation with the Chief Executive Officer.

Under the guidance of the Committee, each director performs a written annual appraisal of the CEO’s performance against stated performance objectives formulated at the beginning of each year.

RESERVES AUDIT AND EH&S COMMITTEE

The Reserves Audit and EH&S Committee is comprised of Wayne Newhouse (Chairperson), James Allard and Art Dumont each of whom has been determined to be independent. The Reserves Audit and EH&S Committee has the responsibility of overseeing the integrity of Petrofund’s reserve estimates. Contained within the Reserves Audit and EH&S Committee’s mandate is the responsibility to ascertain those procedures and policies which minimize environmental, occupational and safety risks to asset value thereby mitigating any potential damage to or deterioration of asset value. The Committee meets at least annually, and such other times as it sees fit. It meets with Petrofund’s independent engineering consultants, and does so at least once annually without management.

CODE OF BUSINESS ETHICS AND WHISTLEBLOWER POLICY

Petrofund is committed to conducting its business in a responsible and ethical manner. To support this commitment, Petrofund has instituted a formal Code of Business Ethics and a Whistleblower Policy. These formalized documents are distributed to all officers, employees and contractors working for Petrofund. Each officer, employee or contractor is required to sign an acknowledgement and compliance letter stating that they have read, understand and will comply with these policies.

Specifically, the Code of Business Ethics clearly outlines the fundamental principles to which all officers, and employees and contractors are expected to adhere in the conduct of Petrofund’s business. Fundamental principles of appropriate business conduct have been established, consistent with the core values and management philosophy of Petrofund, that are to be pursued by all officers, employees and contractors of the Trust.

The Whistleblower Policy describes Petrofund’s principles and practices through which all officers, employees and contractors may report any concerns regarding the manner in which Petrofund conducts its business. Additionally, this policy outlines the means through which Petrofund will provide a safe, secure and confidential venue for staff to voice concerns about the Trust and its financial or operational processes. The Trust employs anonymous reporting methods easily accessible to all employees and consultants to help ensure anonymity and open access to those seeking to report such incidents. When required, senior management, as well as the Board through the Chairman of the Audit Committee participate in the review and investigation of the reported incidents.

QUARTERLY and ANNUAL FINANCIAL DATA

(millions of Canadian dollars, except per unit amounts)

	Net Oil and Natural		Net income per unit (2)
	Gas Sales (1)	Net Income	Basic	Diluted
2005
First quarter	$122.9	$19.2	$0.19	$0.19
Second quarter	141.7	40.2	0.40	0.40
Third quarter	170.3	51.2	0.49	0.49
Fourth quarter	188.9	100.1	0.93	0.93
	$623.8	$210.7	$2.03	$2.03
2004
First quarter	$81.1	$7.6	$0.10	$0.10
Second quarter	89.9	0.8	0.01	0.01
Third quarter	119.9	15.1	0.15	0.15
Fourth quarter	125.9	50.9	0.51	0.51
	$416.8	$74.4	$0.84	$0.84
2003
First quarter	$91.4	$32.6	$0.60	$0.60
Second quarter	77.9	15.3	0.26	0.26
Third quarter	75.4	15.1	0.23	0.23
Fourth quarter	76.8	24.3	0.35	0.35
	$321.5	$87.3	$1.43	$1.43

(1)                                  Net after royalties.

(2)                                  Net income per unit numbers are calculated quarterly and annually and therefore do not add.

For the years ended December 31, ($000’s)	2005	2004	2003
Total assets	$2,267,119	$1,486,412	$962,528
Total long-term debt	$462,783	$214,414	$110,315

SUMMARY of FOURTH QUARTER RESULTS

Three months ended December 31,	2005	2004	% change
Daily Production Volumes
Oil (bbls)	18,856	18,508	2
Natural gas (mmcf)	108.9	90.1	21
Natural gas liquids (bbls)	2,164	2,502	(14)
BOE (6:1)	39,178	36,025	9
Average Prices (1)
Oil (per bbl)	$62.46	$50.96	23
Natural gas (per mcf)	11.78	7.12	65
Natural gas liquids (per bbl)	65.46	48.20	36
Per BOE (6:1)	$66.44	$47.33	40

Operational Highlights
Oil and natural gas sales ($ millions) (1)	$239.6	$156.9	53
Royalties ($ millions)	50.7	31.2	(63)
Transportation costs ($ millions)	1.8	1.6	(15)
Operating expenses ($ millions)	38.3	29.2	(31)
Costs per boe	10.64	8.82	(21)
General and administrative ($ millions)	4.8	4.2	(14)
Costs per boe	$1.34	$1.27	(6)

(1)                                  Prices and revenue are before realized gains/losses on commodity contracts and before transportation costs.

QUARTERLY REVIEW

(thousands of Canadian dollars and units, except per unit amounts and as indicated)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Daily Production

Oil (bbls)	18,856	18,451	17,500	18,238	18,508	17,504	12,679	11,579
Natural gas (mcf)	108,948	97,825	96,951	88,271	90,089	90,119	79,741	77,925
Natural gas liquids (bbls)	2,164	2,730	2,353	2,283	2,502	2,427	2,074	2,040
BOE (6:1)	39,178	37,485	36,011	35,234	36,025	34,950	28,043	26,607

Average Prices (5)

Oil (per bbl)	$62.46	$69.37	$59.18	$54.74	$50.96	$52.02	$47.01	$42.50
Natural gas (per mcf)	$11.78	$9.10	$7.65	$6.97	$7.12	$6.50	$7.13	$6.76
Natural gas liquids (per bbl)	$65.46	$50.36	$51.10	$46.04	$48.20	$43.68	$37.13	$37.06
Per BOE (6:1)	$66.44	$61.57	$52.69	$48.79	$47.33	$45.85	$44.27	$41.15

Operational Highlights

Oil and natural gas sales (5)	$239,627	$212,404	$172,831	$154,768	$156,922	$147,489	$112,970	$99,699
Net oil and natural gas sales (1)	$188,920	$170,309	$141,722	$122,924	$125,866	$119,911	$89,953	$81,121

Cash flow (2)	$126,111	$111,122	$87,811	$72,959	$72,302	$65,075	$49,820	$49,047
Per unit - basic	$1.17	$1.06	$0.86	$0.73	$0.72	$0.65	$0.64	$0.67
- diluted	$1.17	$1.06	$0.86	$0.72	$0.72	$0.65	$0.64	$0.66
Per boe	$34.99	$32.22	$26.80	$23.01	$21.81	$20.24	$19.52	$20.26

Cash distribution paid	$55,452	$50,150	$48,793	$47,894	$47,734	$47,684	$39,165	$34,910
Cash distribution paid per unit	$0.51	$0.48	$0.48	$0.48	$0.48	$0.48	$0.48	$0.48
Payout ratio (6)	44%	45%	56%	67%	67%	75%	80%	73%
Net income	$100,023	$51,209	$40,193	$19,243	$50,765	$15,147	$817	$7,629
Net income per unit - Basic	$0.93	$0.49	$0.40	$0.19	$0.51	$0.15	$0.01	$0.10
- Diluted	$0.93	$0.49	$0.40	$0.19	$0.51	$0.15	$0.01	$0.10

Cash operating netback per BOE (7)	$37.93	$34.67	$29.28	$25.45	$24.40	$22.57	$22.05	$22.71

Lease operating costs	$38,333	$35,558	$35,677	$32,010	$29,222	$30,920	$23,639	$19,829
Cost per BOE	$10.64	$10.31	$10.89	$10.09	$8.82	$9.62	$9.26	$8.19

General & administrative costs	$4,817	$4,816	$3,902	$3,639	$4,223	$3,764	$3,316	$3,138
Costs per BOE	$1.34	$1.40	$1.19	$1.15	$1.27	$1.17	$1.30	$1.30

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Balance sheet
Working capital (deficit) (3)	$31,897	$12,077	$(47,812)	$(59,531)	$(49,310)	$(24,229)	$(13,884)	$(56,093)
Property, plant and equipment, net	$1,777,922	$1,297,522	$1,306,761	$1,259,248	$1,246,694	$1,230,636	$1,251,484	$883,191
Total assets	$2,267,119	$1,569,436	$1,575,524	$1,503,672	$1,486,412	$1,469,209	$1,507,276	$932,758
Long-term debt	$462,783	$244,499	$254,345	$239,237	$214,414	$199,474	$212,537	$90,040
Unitholders’ equity	$1,385,343	$1,084,746	$1,034,115	$992,882	$1,026,526	$1,031,226	$1,063,704	$615,952

Units and Exchangeable Shares Outstanding
Weighted average	107,363	105,018	101,569	100,603	100,396	100,267	78,074	73,674
Diluted	107,415	105,039	101,593	100,644	100,466	100,353	78,229	73,872
At period end	117,561	105,046	105,014	100,746	100,451	100,344	100,190	73,682

Market Capitalization	$2,408,816	$2,397,156	$2,047,767	$1,777,156	$1,568,036	$1,595,476	$1,487,823	$1,278,390

Total Capitalization (3) (4)	$2,839,702	$2,629,578	$2,349,924	$2,075,924	$1,831,760	$1,819,179	$1,714,244	$1,424,523

Trust Unit Trading (TSX:PTF.UN)

High ($CDN)	$23.17	$23.31	$19.97	$19.33	$17.15	$16.35	$18.08	$19.24
Low ($CDN)	$19.05	$19.30	$17.00	$15.50	$14.52	$14.62	$14.70	$14.56
Close ($CDN)	$20.49	$22.82	$19.50	$17.64	$15.61	$15.90	$14.85	$17.35
Average daily volumes	256	147	176	264	185	287	189	204

Trust Unit Trading (AMEX:PTF)

High ($US)	$19.88	$19.85	$16.25	$16.05	$13.65	$12.83	$13.54	$14.96
Low ($US)	$16.10	$15.72	$13.62	$12.66	$12.16	$11.10	$10.95	$10.95
Close ($US)	$17.64	$19.64	$15.92	$14.62	$13.04	$12.60	$11.16	$13.22
Average daily volumes	550	579	469	643	518	431	319	633

(1)          Net after royalties.

(2)          Cash flow before net changes in non-cash operating capital
(Non-GAAP measures, see special notes in Management’s Discussion and Analysis).

(3)          Excludes net unrealized gains/losses on commodity contracts.

(4)          Total capitalization equals market capitalization plus net debt

(Non-GAAP measures, see special notes in Management’s Discussion and Analysis).

(5)          Prices and revenue are before realized gains/losses on commodity contracts and before transportation costs.

(6)          Cash distributions paid divided by cash flow before capital reinvestment.

(7)          Cash operating netback per BOE is calculated as the selling price less the cash cost of hedging less royalties,

net of ARC, lease operating costs and transportation costs, by product, divided by the total production volumes in each period.

CORPORATE DIRECTORY

PETROFUND CORP. DIRECTORS AND OFFICERS

Jeffery E. Errico

President and Chief Executive Officer

Jeffrey Newcommon

Executive Vice-President

Glen Fischer

Senior Vice-President, Operations

Edward J. Brown CA

Vice-President, Finance and Chief Financial Officer

Noel Cronin

Vice-President, Production

Hugo Potts

Corporate Secretary

John F. Driscoll

Chairman of the Board and Director

James E. Allard (2), (3)

Director

Sandra Cowan (1)

Director

Arthur E. Dumont (1), (3)

Director

Jeffery E. Errico

Director

Gary L. Lee (2), (4)

Director

Wayne M. Newhouse (3), (4)

Director

Frank Potter (1), (2), (4)

Director

(1) Member of the Governance Committee

(2) Member of the Audit Committee

(3) Member of Reserves Audit Committee

(4) Member of Human Resources and Compensation Committee

LEGAL COUNSEL

Burnet, Duckworth & Palmer, LLP

Calgary, Alberta

Goodman and Carr, LLP

Toronto, Ontario

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

Calgary, Alberta

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange

Symbol: PTF.UN

American Stock Exchange

Symbol: PTF

PETROFUND ENERGY TRUST INVESTOR RELATIONS Toll Free: 1-866-318-1767 Tel: 403-218-4736 Fax: 416-539-4300 email: info@petrofund.ca website: www.petrofund.ca	HEAD OFFICE 444-7th Avenue SW Suite 600 Calgary, Alberta, T2P 0X8 Tel: 403-218-8625 Fax: 403-269-5858